                              NOTIFICATION OF LATE FILING

                                      FORM 12b-25

                                                   -----------------
                                                    SEC FILE NUMBER
                                                       000-26070
                                                   -----------------

                                                   -----------------
                                                     CUSIP NUMBER
                                                     615594 20 7
                                                   -----------------

                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


(CHECK ONE):  /X/Form 10-KSB / /Form 20-F / /Form 11-K / /Form 10-QSB
              / /Form N-SAR

                 For Period Ended: December 31, 1997
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
-------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
Moonlight International Corp.
-------------------------------------------------------------------------------
Full Name of Registrant
N/A
-------------------------------------------------------------------------------
Former Name if Applicable
c/o M. Walter Levine, 18 Reynolds Street
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
Norwalk, Connecticut 06853
-------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate) /X/

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     In October 1997, Moonlight International Corp.'s (the "COmpany") Assistant Secretary and General Counsel (the "General Counsel") resigned and has since been replaced. The General Counsel was responsible for all SEC filings and compliance and all corporate legal matters. All applicable records have since been transferred to the Company's new corporate counsel.

     Mainly as a result of the above, information necessary to file a complete and accurate Form 10-QSB has only recently become available to the Company. The Company and its new corporate counsel have been diligently attempting to compile the necessary and required information to file the Company's Form 10-QSB but have been unable to accomplish same within the necessary time frame without unreasonable effort or expense.

     Based on the foregoing, the Company requests an extension within which to file its Form 10-QSB with respect to its quarter ended September 30, 1997 of five (5) calendar days following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
                M. Walter Levine              203               854-1000
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

    ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

-------------------------------------------------------------------------------
                        Moonlight International Corp.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  March 31, 1998                         By  /s/ M. Walter Levine
        ---------------------------------------    ----------------------------
                                                   M. Walter Levine,
                                                   President
                                                   Hereunto Duly Authorized


                                        3